EXHIBIT 1.02

The Dow Chemical Company

The Dow Chemical Company

Conflict Minerals Report

BACKGROUND

This Conflict Minerals Report (this “Report”) of The Dow Chemical Company (“Dow” or the “Company”), is being filed pursuant to Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2013 to December 31, 2013. This Report provides information with respect to the products manufactured, or contracted to be manufactured, during calendar year 2013 for which gold, columbite-tantalite, cassiterite, and wolframite minerals, and these specific derivatives: tantalum, tin, tungsten, and gold (“Conflict Minerals”) are “necessary to the functionality or production of” such products. The information in this report covers all products manufactured, or contracted to be manufactured, during calendar year 2013, for which Conflict Minerals are “necessary to the functionality or production of” such products, by the Company and all majority-owned subsidiaries over which the Company exercises control. Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 3467716 for definitions for the terms used in this Report, unless otherwise defined herein.

In July 2010, the U.S. Government signed the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). Section 1502 of the Dodd-Frank Act (the “Conflict Minerals Provision”) was enacted because of concerns that the exploitation and trade of minerals that originate in the Democratic Republic of the Congo and adjoining countries (the “Covered Countries”) by armed groups is helping to finance conflict in the Democratic Republic of the Congo and is contributing to a humanitarian crisis. The final regulation (the “Conflict Minerals Regulation”) adopted by the U.S. Securities and Exchange Commission (“SEC”), which became effective November 13, 2012, requires all SEC registrants to file a specialized disclosure report on Form SD with the SEC regarding Conflict Minerals that are “necessary to the functionality or production of” products manufactured, or contracted to be manufactured, during a calendar year. For clarification, the term Conflict Minerals broadly encompasses all gold, columbite-tantalite, cassiterite, and wolframite minerals, and these specific derivatives: tantalum, tin, tungsten, and gold, regardless of the country of origin of such minerals and regardless of whether or not the purchase of such minerals actually finances or benefits armed groups in the Covered Countries.

COMPANY OVERVIEW

Dow combines the power of science and technology to passionately innovate what is essential to human progress. The Company is driving innovations that extract value from the intersection of chemical, physical and biological sciences to help address many of the world’s most challenging problems such as the need for clean water, clean energy generation and conservation, and increasing agricultural productivity. Dow’s integrated, market-driven, industry-leading portfolio of specialty chemical, advanced materials, agrosciences and plastics businesses delivers a broad range of technology-based products and solutions to customers in approximately 180 countries and in high growth sectors such as packaging, electronics, water, coatings and agriculture. The Company’s more than 6,000 products are manufactured at 201 sites in 36 countries across the globe. The Company conducts its worldwide operations through global businesses, which are reported in six operating segments: Electronic and Functional Materials, Coatings and Infrastructure Solutions, Agricultural Sciences, Performance Materials, Performance Plastics and Feedstocks and Energy.

During calendar year 2013, Dow determined that certain Conflict Minerals were necessary to the functionality or production of certain products manufactured by Dow, or contracted by Dow to be manufactured by a third party. Two Dow businesses manufacture products, or contract such products to be manufactured, for which Conflict Minerals, as metals or metal alloys, are “necessary to the functionality or production of” such products (the “In-scope Products”). These two businesses are Dow Electronic Materials and Functional Materials, both part of the Electronic and Functional Materials operating segment.

Separately, there are a total of nine Dow businesses, including Dow Electronics Materials and Functional Materials, that utilize Conflict Minerals, as metals or metal alloys, and/or certain chemical compounds manufactured from Conflict Minerals that are chemically distinct from the metals themselves. The Company includes the use of these organometallic compounds manufactured from tantalum, tin, tungsten, and gold (“Organometallic Compounds”) in the scope of its Conflict Minerals approach described below and conducted its reasonable country of origin inquiry and due diligence on these materials in addition to the metals and metal alloys.

CONFLICT MINERALS APPROACH

Dow shares the concern that Conflict Minerals sourced from the Covered Countries may come from mines or trading routes controlled by armed groups in the Covered Countries. It is Dow’s policy not to knowingly purchase any raw materials that contain Conflict Minerals that directly or indirectly finance or benefit armed groups in the Covered Countries.

Dow is a “Downstream company,” that is, Dow is part of the supply chain from smelters/refiners down to the eventual retailers, who sell final products to end-consumers. Conflict Minerals are components in some of the supplies that Dow purchases from its vendors. Because the Conflict Minerals enter the Company’s supply chain many layers removed from Dow, it is difficult to determine where they originated. The supply chain associated with Conflict Minerals is complex and Dow has worked with its vendors to determine the sources of the Conflict Minerals in the supplies purchased by Dow. As noted above, the approach broadly includes not only Conflict Minerals in the form of metals and metal alloys but also Organometallic Compounds.

Dow has a cross-functional team responsible for implementing processes related to the responsible sourcing of Conflict Minerals, including the purchasing, legal, supply chain, and environmental health and safety functions. Dow’s due diligence process and its implementation was designed to conform in all material respects to the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD”), as applicable to Downstream companies.

Dow purchases of Conflict Minerals and Organometallic Compounds are made only from vendors approved in advance by Dow’s purchasing function, which maintains a list of approved vendors. Dow expects its vendors to comply with the Conflict Minerals Provision and the Conflict Minerals Regulation, as may be amended over time. In addition, the Company also expects its vendors to provide all necessary information in connection with Dow’s reasonable country of origin inquiry with regard to products supplied to Dow that contain Conflict Minerals. Dow incorporates its expectations with regards to sourcing of Conflict Minerals and the vendor’s agreement to provide sourcing information regarding Conflict Minerals in a standard template used for raw materials procurement.

REASONABLE COUNTRY OF ORIGIN INQUIRY AND DUE DILIGENCE PROCESS

Dow purchases sixty-seven products which incorporate Conflict Minerals, in the form of metal and metal alloys, and Organometallic Compounds. These purchases are from forty-eight different vendors.

Dow conducted, in good faith, a reasonable country of origin inquiry (“RCOI”) that was reasonably designed to determine whether any of those Conflict Minerals originated in the Covered Countries or were from recycled or scrap sources. The RCOI implemented by Dow consisted of a survey of all vendors providing supplies consisting of Conflict Minerals or Organometallic Compounds. The RCOI is part of, includes and is complemented by the additional due diligence actions described in this Report.

Dow communicated information about the Conflict Minerals Provision and the Conflict Minerals Regulation, Dow’s purchasing policy with regards to Conflict Minerals, the Company’s expectations with regards to vendor sourcing of Conflict Minerals, and requested the vendor to:

•	identify the product(s) supplied to Dow that contain any conflict minerals;

•	identify which conflict mineral is contained in any such product(s);

•	identify the country in which the supplier’s first-tier supplier is located;

•	indicate if the conflict mineral is from recycled or scrap sources;

•	if the conflict mineral is from a mined source, to identify the country in which the smelter/refiner is located;

•	indicate if the smelter is on the CFSP list (CFSP is defined below);

•	identify the international borders the mineral ore passes en route to the smelter/refiner;

•	identify the country in which the mine is located; and,

•	if the mine is in the DRC, to identify the province.

RCOI AND DUE DILIGENCE RESULTS

The results from the vendor survey are provided below by metal and include smelter names and locations:

Metal	Smelter ID in EICC	Conflict-Free Smelters Registered	Smelter name and location	Smelter’s Country

Gold	1DEU017	CID000694	Heimerle + Meule GmbH	Germany

Gold	1HKG019	CID000707	Philippine Associated Smelting & Refining Corporation	Philippines

Gold	1TWN056	CID001761	LS NIKKO, SOUTH KOREA	South Korea

Gold	1USA037	CID001157	Metalor Technologies SA / Metalor USA Refining Corporation	USA

Gold	1CHE063	CID002003	VALCAMBI, Via Passeggiata CH-6828 Balerna, Switzerland	Switzerland

Gold	1AUS046	CID002030	Western Australian Mint trading as The Perth Mint; 131 Horrie Miller Drive, Perth Airport, Western Australia 6105, AUSTRALIA	Australia

Tin	2BEL017	N/ A	Metallo Chimique, Liebiglaan 124, 2900 Schoten, Belgium	Belgium

Tin	2BOL010	N/ A	EM Vinto-BOLIVIA	Bolivia

Tin	2CHN048	CID002180	Yunnan Tin Corp, Gejiu, Yunnan, China	China

Tin	2IDN036	N/A	PT Koba Tin, Indonesia	Indonesia

Tin	2MYS016	CID001105	Malaysia Smelting Corp, Malaysia	Malaysia

Tin	2PER019	CID001182	Minsur, Peru	Peru

Tin	2THA046	CID001898	Thaisarco,Thailand	Thailand

Tin	N/A	CID000244	China Rare Metal, Nanchang, Jiangxi, China	China

Tin	N/A	N/A	VQB Mineral and Trading Group JS Company	Vietnam

In most instances, the responses the Company received from vendors did not provide information beyond the identification of products containing Conflict Minerals and the related refiner/smelter and mine. In some instances, Dow only received information about products containing Conflict Minerals and the refiner/smelter. As part of the Company’s due diligence on the source and chain of custody on the Conflict Minerals contained in In-scope Products, the Company followed up with vendors who did not provide timely responses to its survey or only provided partial information. Dow’s vendors, who are also Downstream companies, are also similarly faced with the uncertainty of the ultimate source of Conflict Minerals beyond the smelters/refiners. For all Downstream companies, it is extremely difficult to know where the ultimate country or origin or which mine the Conflict Minerals originated from. After receiving the vendor responses, the Company compared the results to the list of Conflict Free Smelters maintained by the Conflict Free Smelter Initiative (“CFSI”), a joint initiative of the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative.

The Conflict-Free Smelter Program (“CFSP”) uses an independent third-party audit to identify smelters and refiners that have systems in place to assure sourcing of only conflict-free materials. A list of smelters and refiners that meet the standards of the audit are published on the CFSI website. The audit standard is developed according to global standards including the OECD and the Dodd-Frank Act. The CFSP validation is a voluntary process and, at this time, few smelters/refiners have become validated as Conflict-Free Smelters.

CONCLUSIONS

Based on the RCOI and the due diligence measures performed, Dow believes that the vast majority of the Conflict Minerals that were necessary to the functionality or production of products manufactured, or contracted to be manufactured, by Dow during calendar year 2013 were from recycled or scrap sources or originated in countries other than the Covered Countries.

Specifically, Dow reasonably believes that the sources of all gold purchases are from recycled or scrap sources. Sources and countries of origin of the tin are believed to include: recycled or scrap sources, Bolivia, China, Indonesia, Malaysia, Peru, Thailand, Vietnam and other undetermined sources.

With respect to tin, some of the Company’s direct suppliers have noted that the tin was refined at the Malaysia Smelting Corporation but have not identified the ultimate mine from which the tin is sourced. As a result, a small percentage of the tin or tin-containing Organometallic Compounds purchased from such suppliers by Dow may have originated from the Covered Countries because Malaysia Smelting Corporation sources from multiple countries and such refiner has stated that a small percentage of their tin is sourced from the Covered Countries. The In-scope Products that may have incorporated supplies that utilized tin from this refiner include certain Acima Specialty Chemicals products in the Functional Materials business. This refiner is listed as a “Conflict Free Tin Smelter” by the CFSI.

ONGOING IMPROVEMENTS TO DUE DILIGENCE PROCESS

Dow’s due diligence processes are based on the necessity of gathering information from the Company’s direct vendors, and then, in turn, the Company’s vendors seeking similar data from other Downstream companies. Dow, and other Downstream companies, rely on the list of the refiners and smelters maintained by the CFSP. Dow will continue to work with its suppliers to improve the rate of responses from them and improve its ability to track Conflict Minerals in its supply chain. The Company will continue to leverage its relationships with its suppliers to have them encourage smelters who have not yet done so to undergo a Conflict Free Smelter assessment under the Conflict-Free Smelter program.